LIQUID MEDIA GROUP LTD.

Condensed Interim Consolidated Financial Statements
For the three and nine months ended August 31, 2019 and 2018
(Expressed in Canadian Dollars)
(Unaudited)

Liquid Media Group Ltd.
Table of Contents
(Expressed in Canadian Dollars - Unaudited)

Liquid Media Group Ltd.
Notice to Readers
(Expressed in Canadian Dollars - Unaudited)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

Liquid Media Group Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - Unaudited)

		August 31,	November 30,
	Note	2019	2018
		$	$
ASSETS

Current assets
Cash		4,606,947	4,327,331
Restricted cash	4	669,837	574,510
Receivables	6	312,187	182,067
Prepaids		1,038,612	18,921
Loans receivable	7	458,445	431,295
		7,086,028	5,534,124
Licenses	8	2,646,878	4,382,598
Investment in associates	9	-	397,629
Investment in equity instruments	10	537,220	-
Equipment	11	124,916	-
Intangible assets	12	1,707,110	1,676,822
Goodwill	13	3,583,976	3,585,883
		15,686,128	15,577,056

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	14	3,752,321	3,887,847
Corporate income taxes payable		8,037	1,668
Loans payable	15,18	1,277,785	934,203
		5,038,143	4,823,718
Convertible debentures	16	2,728,422	-
Deferred income taxes		23,172	23,184
Derivative liability	17	180,034	652,758
		7,969,771	5,499,660

SHAREHOLDERS' EQUITY

Share capital	17	19,039,457	18,032,601
Commitment to issue shares	17	19,883	12,550
Reserves	17	2,483,973	771,623
Accumulated other comprehensive income		382,833	282,082
Accumulated deficit		(15,937,987)	(10,860,401)
Equity attributable to shareholders of the company		5,988,159	8,238,455
Non-controlling interest	19	1,728,198	1,838,941
		7,716,357	10,077,396
		15,686,128	15,577,056

Nature and continuance of operations (Note 1)
Subsequent events (Note 25)

Approved on behalf of the Board of Directors on October 15, 2019:

“Charlie Brezer”	“Daniel Cruz”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Loss
(Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31		August 31
	Note	2019	2018	2019	2018
		$	$	$	$

Sales		127,824	155,857	387,953	568,231
Cost of sales	8	606,056	31,954	1,846,765	158,330
Gross profit (loss)		(478,232)	123,903	(1,458,812)	409,901

Operating expenses
Accretion expense		89,039	-	183,454	-
Amortization	11,12	23,876	-	75,345	-
Consulting and director fees	18	329,960	386,747	1,059,334	599,085
Foreign exchange (gain) loss		22,371	68,606	12,088	68,606
Insurance		14,334	-	42,973	-
Interest expense	16,18	48,647	29,207	131,617	96,227
Investor relations, filing, and compliance
fees		53,413	4,046	198,555	12,075
Marketing		19,154	-	492,688	-
Other general and administrative
expenses		30,084	33,044	75,194	70,940
Professional fees		20,807	69,698	656,281	177,430
Share-based compensation	17,18	-	-	1,173,512	-
Salaries and benefits		29,413	19,330	86,234	42,982
Travel		18,511	66	25,199	12,533
		699,609	610,744	4,212,474	1,079,878
Loss before other income (expenses)		(1,177,841)	(486,841)	(5,671,286)	(669,977)

Other income (expenses)
Interest income	7	18,013	17,575	50,082	39,471
Share of profit (loss) of equity investment	9	-	(25,304)	139,650	(31,997)
Listing expense	3	(1,350)	(4,090,871)	(192,100)	(4,090,871)
Project investigation	3	-	(36,565)	-	(289,767)
Gain on derivative liability	17	335,349	-	472,724	-
Loss on debt settlements	14,17	-	-	(98,487)	-
		352,012	(4,135,165)	371,869	(4,373,164)
Loss before income tax		(825,829)	(4,622,006)	(5,299,417)	(5,043,141)
Deferred income tax expense (recovery)		-	-	(198,213)	-
Income tax expense		6,334	44,227	6,334	44,227
Loss for the period		(832,163)	(4,666,233)	(5,107,538)	(5,087,368)

Loss attributable to:
Shareholders of the Company		(841,371)	(4,644,918)	(5,077,586)	(5,149,047)
Non-controlling interest	19	9,208	(21,314)	(29,952)	61,679
Loss for the period		(832,163)	(4,666,232)	(5,107,538)	(5,087,368)

Loss per common share (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31		August 31
	Note	2019	2018	2019	2018
		$	$	$	$
Loss for the period		(832,163)	(4,666,233)	(5,107,538)	(5,087,368)
Other comprehensive income (loss)
Foreign currency translation adjustment		(156,960)	(3,496)	19,960	(783)
Comprehensive loss for the period		(989,123)	(4,669,729)	(5,087,578)	(5,088,151)

Comprehensive loss attributable to:
Shareholders of the company		(886,323)	(4,644,919)	(4,976,835)	(5,149,047)
Non-controlling interest	19	(102,800)	(21,314)	(110,743)	61,679
Comprehensive loss for the period		(989,123)	(4,666,233)	(5,087,578)	(5,087,368)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	Nine months ended
	August 31
	2019	2018
	$	$
Cash flows provided by (used in) operating activities
Loss for the period	(5,107,538)	(5,087,368)
Items not affecting cash:
Accretion expense	183,454	-
Accrued interest expense	121,388	96,227
Accrued interest income	(44,957)	(35,426)
Amortization - intangibles	75,345	-
Amortization - licenses	1,735,673	-
Change in value of derivatives	(472,724)	-
Commitment to issue shares	19,833	-
Deferred income tax recovery	(198,213)	-
Loss on settlement of debt	98,487	-
Non-cash listing expense	-	4,090,871
Share of (profit) loss on equity investment	(139,650)	31,997
Share-based compensation	1,173,512	-
Shares issued for services	73,980	-
Unrealized foreign exchange	2,596	47,846
Changes in non-cash working capital:
Receivables	(130,120)	(80,815)
Prepaids	(1,019,691)	165,823
Accounts payable and accrued liabilities	296,690	607,985
Corporate income taxes payable	6,334	45,018
	(3,325,601)	(117,842)
Cash flows provided by (used in) investing activities
Cash acquired from reverse acquisition	-	596,039
Cash received prior to reverse acquisition	-	124,561
Cash acquired for Majesco	-	13,770
Payment for consideration of Majesco	-	132,590
Acquisition of equipment	(124,916)	-
Investment in film	-	(79,967)
Investment in intangibles	(106,778)	-
Loan receivable received	10,000	-
Interest received on loans	7,807	-
Restricted cash received	569,390	-
Purchase of restricted deposit certificate	(664,717)	-
	(309,214)	786,993

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	Nine months ended
	August 31
	2019	2018
	$	$
Cash flows provided by (used in) financing activities
Loan proceeds	652,786	140,000
Loan repayments	(137,000)	(7,500)
Loan proceeds from related parties	-	132,901
Loan repayments to related parties	(172,204)	(67,029)
Convertible debentures received	3,526,468	-
Shares issued for cash	-	69,181
Share issuance costs	-	(23,200)
Commitment to issue shares	-	4,000
	3,870,050	248,353
Effect of foreign exchange on cash	44,381	-
Change in cash during the period	279,616	917,504
Cash, beginning of period	4,327,331	54,307
Cash, end of period	4,606,947	971,811

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - Unaudited)

					Accumulated
			Commitment		Other		Non-
			to Issue		Comprehensive		controlling
	Shares	Amount	Shares	Reserves	Income	Deficit	interest	Total
		$	$	$	$	$	$	$

Balance, November 30, 2017	2,177,715	2,364,400	168,550	542,397	-	(3,322,652)	-	(247,305)
Shares issued pursuant to acquisition agreement	66,667	415,000	-	-	-	-	-	415,000
Non-controlling interest acquired	-	-	-	-	-	-	1,684,615	1,684,615
Eliminate capital stock of Liquid Media Group (Canada) Ltd.	(2,244,381)	-	-	-	-	-	-	-
Opening balance of Liquid Media Group Ltd.	560,410	-	-	-	-	-	-	-
Issuance of shares to former shareholders of Liquid Canada	1,288,497	4,277,319	-	96,303	-	-	-	4,373,622
Share issuance costs	-	(23,200)	-	-	-	-	-	(23,200)
Warrants exercised for cash	20,000	65,181	-	-	-	-	-	65,181
Warrants exercised for shares to be issued	-	-	4,000	-	-	-	-	4,000
Foreign exchange on translation	-	-	-	-	(783)	-	-	(783)
Loss for the period	-	-	-	-	-	(5,149,047)	61,679	(5,087,368)
Balance, August 31, 2018	1,868,908	7,098,700	172,550	638,700	(783)	(8,471,699)	1,746,294	1,183,762
Shares issued for cash	800,000	4,157,760	-	-	-	-	-	4,157,760
Shares issued for license fees	888,000	4,880,639	-	-	-	-	-	4,880,639
Shares issued to settle debt	113,764	623,771	-	-	-	-	-	623,771
Shares issued for intangible assets	268,000	1,469,456	-	-	-	-	-	1,469,456
Shares issued for commitment	28,451	156,000	(156,000)	-	-	-	-	-
Shares issued for share issuance costs	10,000	41,531	-	-	-	-	-	41,531
Share issuance costs	-	(489,676)	-	24,774	-	-	-	(464,902)
Warrants exercised for cash	32,985	94,420	(4,000)	(2,986)	-	-	-	87,434
Share-based compensation	-	-	-	111,135	-	-	-	111,135
Foreign exchange on translation	-	-	-	-	282,865	-	116,810	399,675
Loss for the period	-	-	-	-	-	(2,388,702)	(24,163)	(2,412,865)
Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - Unaudited)

					Accumulated
			Commitment		Other		Non-
			to Issue		Comprehensive		controlling
	Shares	Amount	Shares	Reserves	Income	Deficit	interest	Total
		$	$	$	$	$	$	$
Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396
Shares issued to settle debt	341,707	932,876	-	-	-	-	-	932,876
Shares issued for services	17,222	73,980	(39,931)	-	-	-	-	34,049
Commitment to issue shares	-	-	59,764	-	-	-	-	59,764
Subscriptions reclassified to payables	-	-	(12,500)	-	-	-	-	(12,500)
Share-based compensation	-	-	-	1,173,512	-	-	-	1,173,512
Convertible debenture - equity portion	-	-	-	538,838	-	-	-	538,838
Foreign exchange on translation	-	-	-	-	100,751	-	(80,791)	19,960
Loss for the period	-	-	-	-	-	(5,077,586)	(29,952)	(5,107,538)
Balance, August 31, 2019	4,369,037	19,039,457	19,883	2,483,973	382,833	(15,937,987)	1,728,198	7,716,357

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is an entertainment company with a strong portfolio of content IP spanning creative industries. The Company’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.. The head office and registered records office of the Company is Suite 1000 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

On August 9, 2018, the Company announced the successful closing of the proposed business combination with Liquid Canada by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX changed its name to Liquid Media Group Ltd. and Liquid Canada changed its name to Liquid Media Group (Canada) Ltd. At the time of completion of the Arrangement, LBIX had 1,848,980 common shares issued and outstanding which included 1,288,497 common shares issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of LBIX was changed to “YVR”.

Upon closing of the transaction, the shareholders of Liquid Canada owned 69.69% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Liquid Canada. All previous common shares and warrants were exchanged at a ratio of one share of Liquid Canada for 0.5741 of LBIX (“Conversion Rate”). For accounting purposes, Liquid Canada is considered the acquirer and the Company, the acquiree. Accordingly, the condensed interim consolidated financial statements are in the name of Liquid Media Group Ltd; however, they are a continuation of the financial statements of Liquid Canada (Note 3).

In October 2018, the Company completed a share consolidation on the basis of one new post-consolidation common share for every five pre-consolidation common shares. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options, and warrants have been restated to give effect to this share consolidation.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at August 31, 2019, the Company has generated losses since inception and has an accumulated deficit of $15,937,987 (November 30, 2018 - $10,860,401) and is in default under a loan agreement (Note 15). The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that it does have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. Therefore, it is recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended November 30, 2018.

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended November 30, 2018, except for the following:

Financial instruments

On December 1, 2018, the Company adopted IFRS 9 Financial Instruments which replaced IAS 39, Financial Instruments: Classification and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the previous standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

•

The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

Revenue Recognition
On December 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers which replaced IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations, and establishes a comprehensive framework for determining whether revenue should be recognized, and if so, how much and when revenue should be recognized.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of compliance (continued)

The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients), which requires that the effect of initially applying this standard be recognized at the date of initial application, which is December 1, 2018, and that the information for the year ended November 30, 2018 is presented as previously reported. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, and as a result, there was no adjustment made to retained earnings on December 1, 2018.

Although no adjustments were required in applying IFRS 15 to prior periods, the new standard is expected to impact the manner in which revenue is recognized in the future. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Accounting policies have been updated to reflect the terminology required by IFRS 15, however, the content and the application thereof has not changed. The Company’s main source of revenue continues to be derived from software games; however, due to IFRS 15, the Company is changing its revenue recognition policy in regards to any revenue it may derive from animation production services.

The details of the nature of the changes to previous accounting policies in relation to the Company’s various revenue generating arrangements are set out below:

Type of service or products	Nature, timing of satisfaction of performance obligations, significant payment terms	Nature of change in accounting policy
Animation production services

The Company has determined that for animation production service work, the customer controls the output throughout the production process. Every production is made to the individual customer’s specifications and if the contract is terminated by the customer, the Company is entitled to be reimbursed for any costs incurred to date, and any prepaid commitments made plus the agreed contractual mark up. As a result, revenue from such contracts and the associated costs are recognized over time - i.e. as the project is being produced, prior to it being delivered to the customer.

The Company may choose to incur costs in order to secure a contract. Such costs will be capitalized and amortized over the period in which revenue is recognized.

The Company previously recognized revenue on a percentage of completion basis over time based on costs incurred to total expected costs, and will continue to do so.

In the event that costs to secure a contract are incurred, the policy will be updated to reflect the appropriate treatment of the contract asset.

Basis of presentation
The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2019	2018
Liquid Media Group (Canada) Ltd. (“Liquid Canada”) Companies owned by Liquid Canada:	Canada	100%	100%
Majesco Entertainment Company (“Majesco)	USA	51%	51%

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco Entertainment Company (“Majesco”), a Nevada corporation. The Company is a provider of video game products primarily for the mass-market consumer. (Note 5)

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interest represents the portion of a subsidiary’s earnings and losses and net assets that is not held by the Company. If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of investments in films and intangible assets including goodwill, and the valuation of share-based compensation and other equity based payments and derivative liability.

Significant judgements includes the determination of functional currency, assessments over level of control or influence over companies, and the recoverability and measurement of deferred tax assets.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Level of control or influence over companies
The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and concluded that because it does not have the current ability to control or influence the key operating activities of the entity, it does not have significant influence and should account for it as an investment under fair value through profit or loss (Note 9 and 10).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Functional currency

As at August 31, 2019, the functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change. The Company’s functional currency changed from the Canadian dollar (“CAD”) on September 1, 2018 as a result of the Company being listed on the Nasdaq and management determining that all future financings will be completed in USD.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation, investment in warrants, and convertible features

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets including goodwill

Goodwill and intangible assets are tested for impairment at each reporting date. Management first reviews qualitative factors in determining if an impairment needs to be recorded. Quantitative factors are then used to calculate the amount of impairment, if needed. Goodwill and intangibles resulted from a business acquisition. Intangibles were valued based on estimated discounted cash flows.

Equipment
Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment	30%

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

The Company has intangible assets as outlined below. See Note 5, Acquisitions, and Note 12, Other Intangible Assets, for more information. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues	15 years
Brands	indefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss. Expenditures for repairs and maintenance are expensed as incurred.

Video game catalogues
The video game catalogues are made up of a diverse variety of games, ranging in age and popularity. The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represents management’s view of the expected period over which the Company expects benefits from the acquired gaming content packaged as catalogues. The election of this useful life is supported by internal game titles still producing revenue at this age.

Video game development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•	the development costs can be measured reliably;
•	the project is technically and commercially feasible;
•	the Group intends to and has sufficient resources to complete the project;
•	the Group has the ability to use or sell the software, and
•	the software will generate probable future economic benefits.

Video games being developed are amortized once development is complete the game starts to generate income.

Brand
Through the acquisition of Majesco (Note 5), the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.

Financial instruments
Financial assets
On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. Receivables and loans receivable are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash, restricted cash, and investment in associates are classified as FVTPL

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities, due to related parties, loans payable, and convertible debentures are classified as other financial liabilities and carried on the balance sheet at amortized cost. Derivative liabilities are measured at fair value through profit and loss.

Accounting pronouncements not yet adopted

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended November 30, 2019 and have not been applied in preparing these condensed interim consolidated financial statements.

a)

IFRS 16 – Leases: specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019. Management is currently evaluating the impact this standard will have on the Company’s consolidated financial statements.

b)

IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. Management does not anticipate this standard having a material effect on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

3.	REVERSE ACQUISITION

As described in Note 1, on August 9, 2018, pursuant to an Arrangement between LBIX and Liquid Canada, LBIX acquired all of the issued and outstanding shares of Liquid Canada. The former shareholders of Liquid Canada received an aggregate of 1,288,497 common shares of LBIX for all of the outstanding common shares of Liquid Canada. LBIX shareholders retained 560,410 common shares on completion of the transaction and the former LBIX stock option holders were granted 117,000 stock options.

The transaction constituted a reverse acquisition of LBIX and had been accounted for as a reverse acquisition transaction in accordance with the guidance provided under IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As LBIX did not qualify as a business according to the definition in IFRS 3, Business Combination, this reverse acquisition did not constitute a business combination; rather the transaction was accounted for as an asset acquisition by the issuance of shares of the Company, for the net assets of LBIX and its public listing. Accordingly, the transaction had been accounted for at the fair value of the equity instruments granted by the shareholders of Liquid Canada to the shareholders and option holders of LBIX. The sum of the fair value of the consideration paid (based on the fair value of the LBIX shares just prior to the reverse acquisition) less the LBIX net assets acquired, had been recognized as a listing expense in profit or loss for the year ended November 30, 2018.

For accounting purposes, Liquid Canada was treated as the accounting parent company (legal subsidiary) and LBIX had been treated as the accounting subsidiary (legal parent) in these condensed interim consolidated financial statements. As Liquid Canada was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these condensed interim consolidated financial statements at their historical carrying value. The results of operations of LBIX are included in these condensed interim consolidated financial statements from the date of the reverse acquisition of August 9, 2018.

The following represents management's estimate of the fair value of the LBIX net assets acquired as at August 9, 2018 as a result of the reverse acquisition and is subject to final valuation adjustments.

Total
$
Cost of acquisition:
Shares retained by public company shareholders - 560,410 shares at US$5.85 x 1.3047	4,277,319
Fair value of stock options	96,303
4,373,622

Allocated as follows:
Cash	4,769
Restricted cash	574,510
Prepaid expenses	37,132
Receivables	124,561
Liabilities	(497,907)
243,065
Allocated to listing expense	4,130,557
4,373,622

Stock options granted were valued using the Black Scholes model using the following assumptions: risk free rate of 2.09%, volatility of 127%, dividend yield of $Nil, and expected life of 0.94 years.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

3.	REVERSE ACQUISITION (continued)

Within the liabilities assumed as part of the Arrangement, the Company has $nil of liabilities attributable to discontinued operations of LBIX as at August 31, 2019 (November 30, 2018 - $250,000) as part of the disposal of LBIX’s legacy beverage assets. Upon consolidation, these liabilities are included in accounts payable and accrued liabilities.

During the nine months ended August 31, 2019, the Company incurred costs of $Nil (nine months ended August 31, 2018 - $289,767) related to the reverse acquisition that were recorded as project investigation costs.

During the nine months ended August 31, 2019, the Company incurred $192,100 in costs relating to LBIX’s beverage business that were recorded as listing expenses.

4.	RESTRICTED CASH

a)

As at August 31, 2019, the Company held $nil in restricted cash (November 30, 2018 - $574,510). Restricted cash was held by the Company’s legal counsel in a trust account pursuant to the terms of an escrow agreement arising from the disposition of LBIX’s legacy beverage business. These funds were held aside for the purpose of existing claims, excluded liabilities and financial lease liabilities during the escrow period as specified in the terms of the sale agreement in relation to LBIX’s legacy beverage business.

b)

As at August 31, 2019, the Company had a $669,837 (US$500,000) deposit certificate which earns interest at 1.49% per annum and matures and renews monthly. The deposit certificate has been assigned as security to the City National Bank. As at August 31, 2019, the Company has accrued $5,120 (US$3,851) in interest receivable.

5.	ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and is required to pay cash consideration of up to US$1,000,000 (paid US$350,000 during the nine month ended August 31, 2019 (year ended November 30, 2018 - US$150,000) and accrued $664,700 (US$500,000) as at August 31, 2019 (November 30, 2018 – $1,190,476 (US$850,000))).

In connection with the acquisition of Majesco, the Company agreed to pay a finder’s fee of 5% of the total purchase price for a total fee of $93,375 (US$75,000). As at August 31, 2019, the Company owes $33,254 (US$25,000) (November 30, 2018 - $59,854 (US$45,000)) which is included in accounts payable.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

5.	ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY (continued)

The acquisition has been accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired has been recorded as goodwill.

Total
$
Consideration:
Common shares	415,000
Estimated cash payment on acquisition	1,245,000
Finder’s fee	93,375
Total consideration provided	1,753,375

Allocated as follows:
Cash	11,060
Accounts payable	(67,320)
Due from former shareholder	56,260
Intangible assets – brand	103,335
Goodwill	3,356,355
Deferred income taxes	(21,700)
Non-controlling interest (Note 19)	(1,684,615)
1,753,375

The intangible assets - brand include the Majesco Entertainment brand.

6.	RECEIVABLES

	August 31,	November 30,
	2019	2018
	$	$
Accounts receivable	297,509	151,362
Sales tax receivable	14,678	30,705

	312,187	182,067

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

7.	LOANS RECEIVABLE

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof. The revolving credit facility is unsecured, bears interest at 8% per annum and was due on July 21, 2017. If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate. Interest is payable on the first business day of each month. As at August 31, 2019, the Company had accrued interest receivable of $9,784 (November 30, 2018 - $11,322).

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018. As at August 31, 2019, the value of the conversion feature was $nil as the date to convert the loan had past. As at August 31, 2019, the convertible note remains unpaid and the Company has accrued interest receivable of $73,464 (November 30, 2018 - $49,806).

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018. The loan was convertible into shares, at any time prior to the April 21, 2018. As at August 31, 2019, the convertible note remains unpaid and the Company has accrued interest receivable of $41,967 (November 30, 2018 - $26,937).

As at August 31, 2019, loans receivable including accrued interest are as follows:

	Waterproof	Participant Games	Installment Entertainment	Total
	$	$	$	$
Balance November 30, 2017	100,399	172,135	109,357	381,891
Accrued interest revenue	8,116	27,671	17,580	53,367
Repayments received	(3,963)	-	-	(3,963)

Balance November 30, 2018	104,552	199,806	126,937	431,295
Accrued interest revenue	6,270	23,657	15,030	44,957
Repayments received	(17,807)	-	-	(17,807)

Balance August 31, 2019	93,015	223,463	141,967	458,445

8.	LICENSES

Licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639 which are being amortized over the term of the corresponding agreements ranging from one year to ten years. During the nine months ended August 31, 2019, amortization, included in cost of sales, amounted to $1,735,673 (nine months ended May 31, 2019 - $nil). The currency translation adjustment at August 31, 2019 was $105,630 (November 30, 2018 - $105,677).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

9.	INVESTMENT IN ASSOCIATE

Waterproof

On April 15, 2015, the Company acquired a 49% interest in Waterproof by paying $475,000 and issuing 100,000 common shares with a fair value of $125,001. The Company also issued 40,000 common shares as a finder’s fee with a fair value of $50,000 during the year ended November 30, 2015.

The Company owns 49% of Waterproof and previously held significant influence over the investment causing the Company to account for its investment using the equity method. As at June 1, 2019, the Company no longer had the ability to exert significant influence over Waterproof’s operating activities, therefore causing the Company to reclassify the investment as FVTPL (Note 10).

The following table is a reconciliation of the investment in Waterproof:

	August 31,	November 30,
	2019	2018
	$	$
Balance, beginning of period	397,629	509,857
Share of profit (loss) of equity investment	139,651	(119,654)
Currency translation adjustment	9,314	7,426
Derecognition	(546,594)	-

Balance, end of period	-	397,629

Household Pests

The Company held a 50% interest in Household Pests Holdings Inc. (“Household Pests”) and accounted for its investment as a joint operation as the Company did not have the ability to control the key operating activities of the entity.

On May 3, 2017, Household Pests entered into a letter of understanding with Household Pests, LLC in connection with the development, financing, production and exploitation of the proposed animated feature film currently entitled Household Pests (the “Film”).

On August 31, 2017, Household Pests entered in to an option agreement with Pigmental, LLC (“Owner”) with respect to the purchase of all rights, titles, and interests in the Animation Work Purchase Agreement dated as of July 2, 2014 by and between Sergio Animation Studios, S.L. and the Owner for a sum of US$625,000.

During the year ended November 30, 2017, the Company paid $125,500 (US$100,000) as acquisition costs and incurred $181,872 in deferred costs.

As at November 30, 2018, Household Pests let the options and lapse and as such, management wrote-off its $310,484 investment in Household Pests.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

10.	INVESTMENT IN EQUITY INSTRUMENTS

On April 15, 2015, the Company acquired a 49% interest in Waterproof by paying $475,000 and issuing 100,000 common shares with a fair value of $125,001. The Company also issued 40,000 common shares as a finder’s fee with a fair value of $50,000 during the year ended November 30, 2015.

Until May 31, 2019, the Company accounted for the investment in Waterproof using the equity method resulting in a carrying value of $546,594 at June 1, 2019, however, the Company no longer exerts significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

As at August 31, 2019, the carrying value of Waterproof’s common shares were $537,220. The currency translation adjustment as at August 31, 2019 was ($9,374).

The commons shares in Waterproof do not have a quoted market price in an active market. Management is of the view that the carrying value approximates its fair value.

11.	EQUIPMENT

Computer
Equipment
$
Cost:
At November 30, 2018	-
Additions	124,916
At August 31, 2019	124,916

Amortization:
At November 30, 2018	-
Additions	-
At August 31, 2019	-

Net book value:
At November 30, 2018	-
At August 31, 2019	124,916

No depreciation has been taken on the computer equipment as they are not in use.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

12.	INTANGIBLE ASSETS

	Video Game Catalogues	Brands	Total
	$	$	$
Cost:
At November 30, 2017	-	-	-
Additions - shares	1,469,456	103,335	1,572,791
Additions - paid or accrued	196,160	-	196,160
Write-offs	(116,352)	-	(116,352)
Net exchange differences	39,994	1,951	41,945
At November 30, 2018	1,589,258	105,286	1,694,544
Additions - paid or accrued	106,778	-	106,778
Net exchange differences	(6,202)	5,057	(1,145)
At August 31, 2019	1,689,834	110,343	1,800,177

Amortization:
At November 30, 2017	-	-	-
Additions	17,722	-	17,722
At November 30, 2018	17,722	-	17,722
Additions	75,345	-	75,345
At August 31, 2019	93,067	-	93,067

Net book value:
At November 30, 2018	1,571,536	105,286	1,676,822
At August 31, 2019	1,596,767	110,343	1,707,110

Included in video game catalogues is $186,121 (November 30, 2018 - $79,808) of development costs which the Company has not begun amortizing. Brands were acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco (Note 5).

13.	GOODWILL

Goodwill of $3,356,355 was acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco (Note 5). The currency translation adjustment as at August 31, 2019 was $227,621 (November 30, 2018 - $229,528).

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. At November 30, 2018, the Company performed its impairment review of goodwill by comparing each cost center’s fair value to the net book value including goodwill. The Company has determined that it has one cost center: Majesco. The fair value of the cost center was determined by management based on a valuation using the income approach. The income approach uses future projections of cash flows from the cost center and includes, among other estimates, projections of future revenue and operating expenses, market supply and demand, projected capital spending and an assumption of the weighted average cost of capital. Management’s evaluation of fair values includes analysis based on the future cash flows generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets. Management has determined that no events have occurred subsequent to the date of the assessment that would require a further impairment review of goodwill.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	August 31,	November 30,
	2019	2018
	$	$
Accounts payable	2,168,439	1,084,852
Accounts payable on legacy beverage assets	-	250,000
Accrued liabilities	751,744	1,277,345
Payroll taxes payable	-	842
Sales tax payable	9,962	-
Developer royalties payable	124,223	84,332
Payable on Majesco acquisition (Note 5)	697,953	1,190,476

	3,752,321	3,887,847

During the nine months ended August 31, 2019, the Company issued 159,873 (nine months ended May 31, 2018 - nil) common shares valued at $634,175 (nine months ended August 31, 2018- $nil) to settle accounts payable of $535,688 (nine months ended August 31, 2018- $nil) resulting in a loss of $98,487 (nine months ended August 31, 2018 - $nil) which is included in loss on debt settlements.

15.	LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Related party	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$	$
Balance, November 30, 2017	291,368	2,000	750,000	-	1,043,368
Advance	37,582	167,500	-	-	205,082
Repayment - cash	(50,500)	(27,500)	-	-	(78,000)
Repayment - shares	(106,247)	(130,000)	-	-	(236,247)

Balance, November 30, 2018	172,203	12,000	750,000	-	934,203
Advance	-	125,000	-	527,785	652,785
Repayment - cash	(172,203)	(137,000)	-	-	(309,203)

Balance, August 31, 2019	-	-	750,000	527,785	1,277,785

Related party loans
Related party loans consist of amounts advanced by directors or companies controlled by them. Several of the loans have been secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 8.0% per annum. As at August 31, 2019, all loans have been paid in full. Interest of $48,085 (November 30, 2018 - $42,911) remains outstanding and is included in accounts payable and accrued liabilities.

Third party loans
Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 12.0% per annum. As at August 31, 2019, all loans have been paid in full. Interest of $1,945 (November 30, 2018 - $1,945) remains outstanding and is included in accounts payable and accrued liabilities.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

15.	LOANS PAYABLE (continued)

Credit facility

In fiscal 2016 a $2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum. A fee of $60,000 was settled through the issuance of shares during the year ended November 30, 2017. The Company repaid $1,750,000 of principal and $147,945 of interest during the year ended November 30, 2017.

In June 2018, a new lender acquired the remaining $750,000 loan and under new terms, the loan was due on August 20, 2018. The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof. In December 2018, the lender registered a GSA over all the Company’s current and future assets. Interest of $262,356 (November 30, 2018 - $181,282) remains outstanding and is included in accounts payable and accrued liabilities. The loan, together with the related interest, is in default as at August 31, 2019.

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bears interest at 3.49% per annum and is secured by a deposit certificate of US$500,000 (Note 4(b)). As at August 31, 2019, the Company had received advances of $527,785 (US$397,000) against this loan.

16.	CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2018	-	-	-
Cash received	2,789,417	737,051	3,526,468
Deferred income tax liability	-	(198,213)	(198,213)
Interest expense and accretion	222,697	-	222,697
Settlement of convertible debentures	(298,725)	-	(298,725)
Reallocation of interest to accounts payable	(2,848)	-	(2,848)
Currency translation adjustment	21,981	-	21,981

Balance, August 31, 2019	2,732,522	538,838	3,271,360

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $3,526,468 (US$2,678,000). Each debenture will mature two years from closing, will bear interest at 2% per annum, and can be converted into units at a price of US$1.50 per unit. Each unit will consist of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component. The fair value of the liability component at the time of issue was calculated as the discounted cash for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature. The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance. As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $198,213.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

16.	CONVERTIBLE DEBENTURES (continued)

During the nine months ended August 31, 2019, debentures of $357,330 (US$272,750) were converted into 181,834 units of the Company. As a result, the Company transferred $58,629 representing the proportionate balance of the unamortized equity component from the convertible debenture to share capital.

Interest and accretion expense for the nine months ended August 31, 2019 was $222,697.

17.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue 500,000,000 common shares without par value.

The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

In October 2018, the Company completed a share consolidation on the basis of one new post-consolidation common share for every five pre-consolidation common shares. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options, and warrants have been restated to give effect to this share consolidation.

Issued share capital

Common shares

During the nine months ended August 31, 2019:

a)	On February 28, 2019, the Company issued 113,334 common shares valued at $391,013 to settle debt of $335,792 resulting in a loss of $55,221 which is included in loss on debt settlements.

b)	On April 30, 2019, the Company issued 46,539 common shares valued at $243,162 to settle debt of $199,896 resulting in a loss of $43,266 which is included in loss on debt settlements.

c)	On April 30, 2019, the Company issued 17,222 common shares valued at $73,980 to various consultants of the Company for consulting and public relations services provided to the Company.

d)

In July 2019, various lenders converted $357,330 (US$272,750) worth of convertible debentures into 181,834 units of the Company (Note 16). As a result, the Company transferred $58,629 representing the proportionate balance of the unamortized equity component from the convertible debenture to share capital.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued) Issued share capital (continued)

Common shares (continued)

During the year ended November 30, 2018:

a)	On January 9, 2018, the Company issued 66,667 common shares valued at $415,000 pursuant to the December 12, 2017 share purchase agreement for Majesco (Note 5).

b)

On August 9, 2018, a reverse acquisition transaction was completed whereby LBIX issued 1,288,497 common shares valued at $4,277,319 in exchange for all of the issued and outstanding shares of Liquid Canada (Note 3). Warrants held by Liquid Canada were transferred to the Company as part of the Arrangement valued at $96,303.

c)

On October 15, 2018, the Company completed a brokered private placement which consisted of the issuance of 800,000 units at a price of US$4.00 per unit for gross proceeds of $4,157,760 (US$3,200,000). Each unit consisted of one common share and one share purchase warrant exercisable for a three-year period at an exercise price of US$5.00 per warrant. The Company incurred agents’ fees of $410,218, legal fees of $36,353, issued 10,000 common shares valued at $41,531 to an agent, and issued 8,000 agents warrants valued at $24,774 in connection with the closing of this private placement.

d)	On October 15, 2018 the Company issued 888,000 common shares valued at $4,880,639 for licences (Note 8).

e)

On October 15, 2018, the Company issued 113,764 common shares valued at $623,771 to settle debt of $833,487 resulting in a gain of $209,716 which is included in gain on debt settlements and issued 28,451 common shares valued at $156,000 for a commitment to issue shares.

f)	On October 15, 2018, the Company issued 268,000 common shares valued at $1,469,456 for the purchase of video games in connection with two separate purchase agreements (Note 11).

g)

During the year, the Company issued 51,148 common shares in connection with the exercise of share purchase warrants for proceeds of $154,320. As a result, the Company transferred $23,854 representing the fair value of the exercised share purchase warrants from reserves to share capital.

h)

During the year, the Company issued 1,837 common shares in connection with the exercise of 1,837 agents’ warrants at $1.25 per warrant for proceeds of $2,296. As a result, the Company transferred $2,985 representing the fair value of the exercised share purchase warrants from reserves to share capital.

Preferred shares

As at August 31, 2019 and November 30, 2018, no preferred shares were issued and outstanding.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

Loss per share

The basic and diluted loss per share attributable to the Company for the three and nine months ended August 31, 2019 was $0.20 and $1.24, respectively (three and nine months ended August 31, 2018 - $2.16 and $2.34, respectively) and was based on the loss attributable to common shareholders and the weighted average number of common shares outstanding of 4,206,959 and 4,108,794, respectively (three and nine months ended August 31, 2018 – 2,145,730 and 2,201,768, respectively).

The basic and diluted profit (loss) per share attributable to the non-controlling interests for the three and nine months ended August 31, 2019 was $(0.00) and $(0.01), respectively (three and nine months ended August 31, 2018 –$(0.01) and $0.03, respectively) and was based on the profit (loss) attributable to non- controlling interests and the weighted average number of common shares outstanding of 4,206,959 and 4,108,794, respectively (three and nine months ended August 31, 2018 – 2,145,730 and 2,201,768, respectively).

Stock options

Prior to the Arrangement described in Note 3, the Company had a stock option plan whereby the Company could grant share options to directors, officers, employees, and consultants enabling them to acquire up to 15% (10% in 2016) of the issued common shares of the Company.

The exercise price of each option is set by the Board of Directors at the time of grant subject to a minimum price of $0.10 per share but cannot be less than the market price (less permissible discounts) on the Canadian Stock Exchange. Options can have a maximum term of five years and typically terminate ninety days following the termination of the optionee’s employment or engagement (thirty days for options granted for investor relations services), except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

All stock options outstanding in Liquid Canada were cancelled upon the completion of the Arrangement.

Following the Arrangement, the Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods including immediately, one and five years. Options granted generally have a life of 10 years.

In connection with the Arrangement, the Company granted 117,000 stock options, with a total fair value of $207,438, to former option holders of LBIX of which 89,000 stock options vest 25% on grant date, 25% on October 2, 2018, 25% on January 2, 2019, and 25% on April 2, 2019. Of the total fair value granted, $96,303 was considered to be part of the cost of acquisition of LBIX (Note 3).

During the nine months ended August 31, 2019, the Company granted 461,500 stock options with a total fair value of $863,233 that vested immediately on grant.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	Nine months	Year ended
	ended August 31,	November 30,
	2019	2018
Risk-free interest rate	1.82%	2.09%
Dividend yield	Nil	Nil
Expected life	5.0 years	0.94 years
Volatility	92%	127%
Weighted average fair value per option	$2.46	$2.08

Stock option transactions are summarized as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
		$
Balance, November 30, 2017	220,000	3.75
Cancelled – Plan of Arrangement	(220,000)	3.75
Granted	117,000	17.67 (USD$13.30)
Balance, November 30, 2018	117,000	17.67 (USD$13.30)
Granted	461,500	3.39 (USD$2.55)
Cancelled	(117,000)	17.67 (USD$13.30)

Balance, August 31, 2019	461,500	3.39

A summary of the share options outstanding and exercisable at August 31, 2019 is as follows:

Number of
Stock Options	Exercise Price	Expiry Date
$
461,500	3.39 (USD$2.55)	February 28, 2024

461,500

The weighted average life of share options outstanding at August 31, 2019 was 4.50 years.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

Warrants

Agents’ warrants

During the year ended November 30, 2018, the Company issued 8,000 agents’ warrants with an exercise price of US$4.00 per warrant with a total fair value of $24,774 in connection with the October 15, 2018 private placement.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the agents’ warrants granted:

Year ended
November 30,
2018
Risk-free interest rate	2.30%
Dividend yield	Nil
Expected life	2 years
Volatility	105%
Weighted average fair value per option	$3.10

Agents’ warrant transactions are summarized as follows:

	Number of	Weighted Average
	Agents’ Warrants	Exercise Price
		$
Balance, November 30, 2017	4,574	1.25
Issued	8,000	5.32 (USD$4.00)
Exercised	(1,837)	1.25
Balance, November 30, 2018	10,737	4.35
Cancelled	2,737	1.25

Balance, August 31, 2019	8,000	5.32

A summary of the agents’ warrants outstanding and exercisable at August 31, 2019 is as follows:

Number of Agent’s
Warrants	Exercise Price	Expiry Date
$

8,000	5.32 (USD$4.00)	October 15, 2020

8,000

The weighted average life of agent’s warrants outstanding at August 31, 2019 was 1.13 years.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

During the year ended November 30, 2018, the Company issued 800,000 share purchase warrants with an exercise price of US$5.00 per warrant in connection with the October 15, 2018 private placement.

The Company provided an anti-dilution clause on 132,043 warrants issued during the year ended November 30, 2017 that are triggered on exercise of such warrants. During the year ended November 30, 2018, 72,800 additional warrants with an exercise price of US$2.50 were issued under this provision.

During the nine months ended August 31, 2019, the Company issued 181,834 share purchase warrants with an exercise price of USD$1.75 per warrant in connection with the conversion of several convertible debentures.

Share purchase warrant transactions are summarized as follows:

	Number of
	Share Purchase	Weighted Average
	Warrants	Exercise Price
		$
Balance, November 30, 2017	320,946	4.36
Granted	800,000	6.65
Granted on anti-dilution clause	72,800	3.32 (USD$2.50)
Exercised	(51,148)	3.01
Balance, November 30, 2018	1,142,598	6.05
Granted	181,834	2.33 (USD$1.75)

Balance, August 31, 2019	1,324,432	5.47

A summary of the share purchase warrants outstanding and exercisable at August 31, 2019 is as follows:

Number of Share
Purchase Warrants	Exercise Price	Expiry Date
	$
31,504	3.75	March 14, 2022
24,208	3.75	April 6, 2022
82,043	3.00	August 30, 2020
72,800	3.32 (USD$2.50)	August 30, 2020
132,043	6.00	August 30, 2020
800,000	6.65 (USD$5.00)	October 15, 2021
181,834	2.33 (USD$1.75)	February 26, 2021

1,324,432

The weighted average life of share purchase warrants outstanding at August 31, 2019 was 1.87 years.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued)

Derivative liability

a)

On August 30, 2017, the Company completed a non-brokered private placement of 132,043 units for cash proceeds of $126,000. Each unit consisted of one “A” share purchase warrant and one “B” share purchase warrant. Each “A” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $3.00 per warrant. Each “B” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $6.00. The warrant agreement provides an anti-dilution clause for each of the A and B warrants that, upon exercise of the warrants, will cause the Company to issue additional warrants sufficient to entitle the warrant holder to acquire 10% of the issued and outstanding common shares of the Company. Such right is limited to one exercise of either of the A and B warrants and all of the A warrants must be exercised prior to exercising any of the class B warrants.

The anti-dilution right for the A and B share purchase warrants was valued at $126,000 as at November 30, 2017 as the acquisition price approximated fair value due to the recency of the transaction. During the year ended November 30, 2018, certain A warrants were exercised causing the rights to expire resulting in a decrease to the liability. As at August 31, 2019, the rights attached to the B warrants were valued at $21,137 (November 30, 2018 - $100,912) resulting in a derivative gain of $79,775 for the nine months ended August 31, 2019 (year ended November 30, 2018 - $25,088).

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at August 31, 2019 and November 30, 2018

	August 31,	November 30,
	2019	2018
Risk-free interest rate	1.54%	2.16%
Dividend yield	Nil	Nil
Expected life	1 year	1.75 years
Volatility	113%	114%
Probability of exercise	20%	20%

b)

Due to the Company changing its functional currency from the CAD to the USD during the year ended November 30, 2018, a derivative liability occurred on the date of change on the Company’s previously issued share purchase warrants with CAD exercise prices. This derivative liability is being revalued at each reporting period.

On initial recognition, the Company recorded a loss of $1,557,086 to set up the derivative liability. As at November 30, 2018, the Company revalued the derivative liability to $551,846 and recorded a gain of $1,005,240. As at August 31, 2019, the Company revalued the derivative liability to $158,897 and recorded a gain of $392,949.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

17.	SHARE CAPITAL AND RESERVES (continued) Derivative liability (continued)

A summary of the share purchase warrants outstanding and exercisable at August 31, 2019 and November 30, 2018 is as follows:

Number of
Warrants	Exercise Price	Expiry Date
	$
31,504	3.75	March 14, 2022
24,208	3.75	April 6, 2022
82,043	3.00	August 30, 2020
132,043	6.00	August 30, 2020
269,798

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at August 31, 2019 and November 30, 2018:

	August 31,	November 30,
	2019	2018
Risk-free interest rate	1.49%	2.08%
Dividend yield	Nil	Nil
Expected life	1.32 years	2.25 years
Volatility	113%	102%

18.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

A summary of related party loans and related transactions is included in Note 15. Interest paid or accrued to related parties during the nine months ended August 31, 2019 was $5,174 (nine months ended August 31, 2018 - $14,332).

Accounts payable and accrued liabilities at August 31, 2019 includes $920,190 (November 30, 2018 - $556,541) owing to directors, officers, and a former director and officer of the Company or to companies controlled by common directors for unpaid consulting fees and/or expense reimbursements.

During the nine months ended August 31, 2019, the Company received $781,707 (US$588,000) for convertible debentures detailed in Note 16 from three directors of the Company. In July 2019, two directors converted their debentures worth $116,990 (US$88,000) into 58,667 units of the Company.

As at August 31, 2019, a loan was due from Waterproof, which included accrued interest receivable, amounting to $93,014 (November 30, 2018 - $104,553). During the nine months ended August 31, 2019, the Company recorded interest income of $6,270 (nine months ended August 31, 2018 - $6,714) in connection to this loan receivable. (Note 7).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

18.	RELATED PARTY TRANSACTIONS (continued)

Summary of key management personnel compensation:

	For the nine months ended
	August 31,

	2019	2018
	$	$
Consulting and directors fees	420,000	217,758
Share-based compensation	890,418	-
Interest expense	5,174	14,332

	1,315,592	232,090

19.	NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to 49% non-controlling interest in Majesco:

	August 31,	November 30,
	2019	2018
	$	$
Balance, beginning of period	1,838,941	-
Non-controlling interest on acquisition of Majesco (Note 5)	-	1,684,615
Share of income (loss) for the year	(29,952)	37,516
Foreign exchange on translation	(80,791)	116,810

Balance, end of period	1,728,198	1,838,941

The following table presents the non-controlling interest as at August 31, 2019 and November 30, 2018:

	August 31,	November 30,
	2019	2018
	$	$
Assets
Current	138,812	243,660
Non-current	3,880,440	3,776,093
	4,019,252	4,019,753

Liabilities
Current	469,146	243,630
Non-current	23,172	23,184
	492,318	266,814

Net assets	3,526,934	3,752,939
Non-controlling interest	1,728,198	1,838,941

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

19.	NON-CONTROLLING INTEREST (continued)

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

	Three months ended		Nine months ended
	August 31,		August 31,
	2019	2018	2019	2018
	$	$	$	$

Profit (loss) attributable to non-controlling interest	9,208	(21,314)	(29,952)	61,679
Foreign exchange translation adjustment	(112,008)	(3,496)	(80,791)	(783)

Comprehensive loss attributable to non-controlling interest	(102,800)	(24,810)	(110,743)	60,896

20.	CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements other than disclosed in Note 14.

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, investment in equity instruments, accounts payable and accrued liabilities, due to related parties, loans payable, convertible debentures, and derivative liability. The fair value of receivables, loans receivable, accounts payable and accrued liabilities, due to related parties, and loans payable approximates their carrying values. Cash and restricted cash are measured at fair value using level 1 inputs. Convertible debentures and derivative liability are measured using level 2 inputs. The investment in equity instruments is measured at fair value using level 3 inputs.

As at August 31, 2019, management determined that the fair value of the Company’s investment in equity instruments that do not have a quoted price in an active market, comprised of Waterproof’s common shares, is $537,220.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As at August 31, 2019, the Company had current assets totaling CAD$510,609 and current liabilities totalling CAD$2,228,613. These factors expose the Company to foreign currency exchange rate risk, which could have an adverse effect on the profitability of the Company. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$13,000. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution and a Bahamas based financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at August 31, 2019 and November 30, 2018 is the carrying value of the loans receivable. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. As at August 31, 2019, the loans included in loans payable and convertible debentures bear interest at rates ranging from 3.5% to 14.4% per annum and are due on demand. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at August 31, 2019, the Company had a cash balance, including restricted cash, of $5,276,784 to settle current financial liabilities of $5,038,143. As there is no assurance the convertible debentures will be converted into common shares of the Company, the Company is exposed to liquidity risk.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

22.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the nine months ended
	August 31,

	2019	2018
	$	$
Supplemental cash-flow disclosure
Interest received	7,807	3,963
Interest paid	8,117	-

Supplemental non-cash disclosures
Shares issued for the acquisition of Majesco (Note 5)	-	415,000
Net assets acquired on RTO (Note 3)	243,065	-
Shares issued for debt settlements	634,175	-
Units issued for conversion of convertible debentures	298,701	-

23.	CONTINGENCIES

In October 2018, the former president and chief executive officer of Liquid Canada (the “Claimant”) filed a lawsuit with the United States District Court Southern District of New York against the Company for approximately $11,800,000 for breach of contract, defamation, and violation of human rights (the “Action”). The Claimant asserts the existence of an unwritten contract which, if it was entered, increased her base compensation from US$120,000 to US$400,000 per year. Such contract was not executed by any party and is not, the Company states, a contract the Company would have contemplated at the time. The Company’s counsel has applied to the Court seeking dismissal of the Action, which application is pending. As at August 31, 2019, the violation of human rights claim was dismissed. Management believes the likelihood of an unfavorable judgment against the Company for the remaining two claims is low; as such, no amounts have been recorded as at August 31, 2019.

24.	SEGMENTED INFORMATION

During the nine months ended August 31, 2019 and the year ended November 30, 2018, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York. In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. The Company has determined it has two reportable operating segments: the investment in the production of films and the investment in video games.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

24.	SEGMENTED INFORMATION (continued)

Below summarizes the Company’s reportable operating segments for the nine months ended August 31, 2019.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	-	387,953	387,953
Cost of sales	-	(1,846,765)	(1,846,765)
Operating expenses	-	(354,290)	(354,290)
Other income (expenses)	139,650	-	139,650
Taxes	-	(6,334)	(6,334)
Segment profit (loss)	139,650	(1,819,436)	(1,679,786)

Corporate expenses:
Operating expenses			(3,858,184)
Other income (expenses)			232,219
Tax recovery			198,213
Foreign currency translation			19,960
Comprehensive loss for the year			(5,087,578)

Capital expenditures:	-	-	-

Below summarizes the Company’s reportable operating segments for the year ended November 30, 2018.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	-	687,381	687,381
Cost of sales	-	(758,749)	(758,749)
Operating expenses	-	(318,682)	(318,682)
Other expenses	(442,585)	(153,206)	(595,791)
Taxes	-	(1,621)	(1,621)
Segment loss	(442,585)	(544,877)	(987,462)

Corporate expenses:
Operating expenses			(1,759,084)
Other expenses			(4,753,687)
Foreign currency translation			398,892
Comprehensive loss for the year			(7,101,341)

Capital expenditures:
Intangible assets	-	79,808	79,808
Goodwill	-	3,585,883	3,585,883

Revenue derived in the Company’s video games segment is earned from a large number of customers located throughout the world. No one customer exceeds 5% of the Company’s sales.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2019
(Expressed in Canadian Dollars - Unaudited)

25.	SUBSEQUENT EVENTS

In September 2019, various lenders converted $298,927 (US$225,250) worth of convertible debentures into 181,834 units of the Company.